



04017052

SECUR.... IMISSION
Washington, D.C. .....

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 53246

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                  MM/DD/YY                        MM/DD/YY

MAR 2 6 2004

187

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOVEREIGN SECURITIES CORPORATION, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1500 MARKET STREET, CENTRE SQUARE BUILDING, CONCOURSE LEVEL**
(No. and Street)

**PHILADELPHIA**          **PA**          **19102**
(City)                    (State)         (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**AMEDEO G. PICCIONI**                              **(267) 256-2871**
                                         (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    **Ernst & Young LLP**
                    (Name – of individual, state last, first, middle name)

| **2001 MARKET STREET** | **PHILADELPHIA** | **PA** | 19103 |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
APR 23 2004
THOMSON
FINANCIAL

CHECK ONE:
&#9746; Certified Public Accountant
&#9633; Public Accountant
&#9633; Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _____Amedeo G. Piccioni_____, swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Sovereign Securities Corporation, LLC_____, as of

December 31_____, 20 03_____, are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a

customer, except as follows:

None
_____

_____

_____ _____
                                                      Signature

                                    Chief Financial Officer
                                             Title

_____
        Notary Public

```
NOTARIAL SEAL
ELEANOR J. TUMOLO, Notary Public
City of Philadelphia, Phila. County
My Commission Expires February 17 2007
```

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SOVEREIGN SECURITIES CORPORATION, LLC

Statement of Financial Condition

As of December 31, 2003 with Report of Independent Auditors

Sovereign Securities Corporation, LLC

Statement of Financial Condition

As of December 31, 2003

# Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
  Fax:    (215) 448-4069
  www.ey.com

## Report of Independent Auditors

The Board of Directors of
Sovereign Securities Corporation, LLC

We have audited the accompanying statement of financial condition of Sovereign Securities Corporation, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

*Ernst + Young LLP*

February 18, 2004

# Sovereign Securities Corporation, LLC

## Statement of Financial Condition

### December 31, 2003

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 198,452 |
| Reserve bank account | 250,000 |
| Securities owned, at market value (cost $55,006,020) | 54,950,208 |
| Receivables from customers | 30,055,934 |
| Receivables from broker-dealers | 2,662,374 |
| Accrued interest receivable | 205,960 |
| Due from affiliate | 424,151 |
| Fixed assets (at cost, net of accumulated amortization of $81,505) | 293,327 |
| Other assets | 184,021 |
| Total assets | $ 89,224,427 |

**Liabilities and member's interest**

Liabilities:

| | |
|---|---:|
| Loan payable to affiliate | $ 27,730,000 |
| Accounts payable and accrued liabilities | 3,338,900 |
| Payables to broker-dealers | 1,730,629 |
| Payables to customers | 475,816 |
| Due to affiliate | 452,682 |
| Other liabilities | 213,539 |
| Total liabilities | 33,941,566 |
| | |
| Member's interest | 55,282,861 |
| Total liabilities and member's interest | $ 89,224,427 |

*See accompanying notes.*

# Sovereign Securities Corporation, LLC

## Notes to the Statement of Financial Condition

### December 31, 2003

## 1. Organization

Sovereign Securities Corporation, LLC (the Company), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a subsidiary of Sovereign Bank (the Parent), a wholly owned subsidiary of Sovereign Bancorp, Inc. (SBI), a multi-billion dollar thrift holding company headquartered in Philadelphia, Pennsylvania. The Company is located in Philadelphia, Pennsylvania, and has additional sales offices in Sarasota, Florida and Iselin, New Jersey.

The Company primarily provides fixed income brokerage services. Brokerage services are primarily provided to professional portfolio managers at institutional clients, including broker-dealers, banks, depository institutions, insurance companies, money managers, and retirement funds. The Company also provides brokerage services for government agency and municipal security offerings. Additionally, the Company enters into agent transactions by acting as the intermediary between parties for various investment and derivative transactions.

## 2. Significant Accounting Policies

### Securities Transactions

Transactions in issued securities are recorded at fair value on the trade date, as if they had settled. Securities are valued based on prices obtained from third-party pricing sources and valuation models.

Amounts receivable and payable for issued securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Contractual securities commitments represent firm commitments to purchase and sell securities when issued. These commitments are stated at fair value beginning on their trade date, and are included in other assets and other liabilities on the statement of financial condition.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds, with a maturity date of three months or less. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value. Interest and dividend income from cash and cash equivalents is recorded as it is earned.

## 2. Significant Accounting Policies (continued)

### Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes may include swaps, forwards, futures, and purchased options. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

### Income Taxes

The Company is included in the consolidated federal income tax return filed by SBI. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from SBI. At December 31, 2003, the Company had deferred tax assets of $4,373.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Receivables From and Payables to Broker-Dealers**

Amounts receivable from and payable to broker-dealers at December 31, 2003 consist of the following:

|  | Receivables | Payables |
|---|---|---|
| Forward securities transactions sold/purchased | $ 2,492,874 | $ 1,699,257 |
| Fees receivable on agent transactions | 169,500 | – |
| Fair value of futures and forward contracts | – | 31,372 |
|  | $ 2,662,374 | $ 1,730,629 |

**4. Securities Owned**

Securities owned consist of trading and investment securities at fair values at December 31, 2003, as follows:

| | |
|---|---|
| U.S. government obligations | $ 37,067,303 |
| State and municipal obligations | 14,164,459 |
| Long-term certificates of deposits issued by Parent | 2,713,585 |
| Corporate obligations | 680,560 |
| Certificates of deposit | 324,301 |
| | $ 54,950,208 |

Included in securities owned at December 31, 2003 are U.S. government obligations with a market value of $1,999,060 on deposit and pledged as collateral at clearing organizations and depositories.

**5. Income Taxes**

The results of the Company's operations are included in SBI's consolidated U.S. federal income tax returns. The Company is not subject to state income taxes. At December 31, 2003, the Company overpaid $424,151 to SBI related to estimated income taxes. This amount is included in due from affiliate on the statement of financial condition.

**6. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow the withdrawal of equity

### 6. Net Capital Requirements (continued)

capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2003, the Company had net capital of $48,386,894, which was $46,237,407 in excess of its required net capital of $2,149,487. The Company's aggregated indebtedness to net capital ratio was .67 to 1.

### 7. Special Account for the Exclusive Benefit of Customers

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2003, the Company segregated and secured $250,000 in this account.

### 8. Financial Instruments and Concentrations of Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to broker-dealers, receivables from and payables to affiliates and customers, and bank loans from affiliates. Financial instruments carried at contract amounts either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

## 8. Financial Instruments and Concentrations of Credit Risk (continued)

The Company periodically uses derivatives as financial instruments, which primarily include futures contracts, whose value is based upon an underlying asset, index or reference rate. The Company records its derivative activities at fair value and unrealized gains and losses are recognized as receivable from or payable to broker-dealers on the statement of financial condition. These derivative financial instruments are used to economically hedge other positions or transactions and are subject to varying degrees of market and credit risk.

Additionally, in the normal course of business, the Company enters into transactions for securities purchased and sold on a when-issued basis (when-issued securities), which are recorded on the statement of financial condition as unrealized gains and losses.

As of December 31, 2003, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was $48,200,000, and was comprised of forward and exchange-traded futures contracts. The gross unrealized loss associated with these contracts was $31,372 at December 31, 2003, and is included in payable to broker-dealers.

## 9. Related Party Transactions

The Company enters into securities transactions with affiliates.

The Company entered into a Management and Expense agreement (the Agreement) with its Parent. Under the Agreement, the Parent provides various administrative services to the Company including payroll, accounting, procurement, payment processing, and facilities. In return, the Company reimburses the Parent for amounts due under the Agreement on a monthly basis. As of December 31, 2003, the Company owed the Parent $452,682 for these services. This amount is included in due to affiliate on the statement of financial condition.

On August 27, 2002, the Company entered into a $200,000,000 line of credit agreement with its Parent. The line of credit has an interest rate equal to the fed funds rate, is payable on demand, has no stated maturity, and is adjustable if mutually agreed upon by the Company and the Parent. On December 31, 2003, the Company extended a $25,000,000 revolving subordinated loan agreement with its Parent to December 31, 2005. The aforementioned $200,000,000 line of credit agreement is automatically

Notes to the Statement of Financial Condition (continued)

## 9. Related Party Transactions (continued)

reduced to the extent that any amounts are advanced under the revolving subordinated loan agreement. At December 31, 2003, $27,730,000 was outstanding under the line of credit agreement.

Employees of the Company participate in 401(k) and other benefit programs of the Parent. The Company reimburses its Parent for its proportionate share of the cost of such plans on a monthly basis.

The operating results of the Company could be materially different in the absence of its relationship with its Parent.